FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


06010056



FOSTER'S
GROUP
Inspiring Global Enjoyment

12 December 2005

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W
Washington DC 20549
U.S.A


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION

Dear Sir/Madam,

RE: File No: 082-01711
Foster's Brewing Group Ltd

We currently lodge our Company announcements with you via your 'paper filing' system.

We note that your website still has our Company name as Foster's Brewing Group Ltd. In 2001 we advised the market that our Company name changed to 'Foster's Group Limited'. Attached is a copy of this announcement and a certified copy of the 'Certificate of Registration on Change of Name'. Please update your records accordingly.

Can you also please update our mailing address noting that the 'F' has been removed from the end of the first line:

G.P.O Box 753
Melbourne, Victoria 3001
Australia
Ph: +61 3 9633 2000



If you have any further queries please contact Jane Dowsey on +613 9633 2105 or email jane.dowsey@fostersgroup.com.

Yours faithfully,

R.K. Dudfield

Robert K Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2006
WASH, D.C. 192 SECTION


FOSTER'S
GROUP
Inspiring Global Enjoyment

FOSTER'S UNVEILS BOLD NEW LOOK

Melbourne, Australia: Monday 2 July, 2001: Foster's Group Limited today officially launched a new company name and corporate identity aimed at better reflecting the growing breadth of Foster's business interests which now span beer, wine, leisure and entertainment, spirits and residential property.

The launch of the new company name and identity follows approval from Foster's shareholders at a general meeting on 27th of May, 2001 to change the group's name from Foster's Brewing Group Limited to Foster's Group Limited.

Foster's President and CEO, Ted Kunkel, said, "Foster's is a uniquely balanced, multi product premium branded beverage company with the right mix of cash flow and growth businesses in its portfolio."

"As such, it is appropriate for Foster's to have a company name and identity which preserves the group's 110-year beer heritage but also pays tribute to the business mix going forward.

"Today we are launching more than a name, we are introducing a new identity for the group, one that clearly demonstrates our aspirations to grow as a global premium branded beverage player," he said.

Foster's new corporate identity is represented by three glasses which are intended to make an instant visual reference to the group's diverse business activities.

The adopted tagline, 'Inspiring Global Enjoyment', acknowledges the core of what Foster's is about. Whether through beer, wine, leisure and hospitality, spirits or property, Foster's premium product offerings aim to inspire enjoyment.

Foster's new company name, Foster's Group Limited, and corporate identity are effective immediately. The group's ASX 'ticker' code will change from FBG to FGL on Tuesday, 3rd July, 2001.

Further information:

Graeme Willersdorf
Tel: +613 9633 2073
Mob: 0418 288 400

Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

To view Foster's new corporate identity in full colour visit our website at www.fostersgroup.com

I, Robert Keith Dudfield, Assistant Company Secretary of Foster's Group Limited hereby certify that this is a true and correct copy the Certificate of Registration on Change of Name of Foster's Group Limited.

R.K. Dudfield.

12/12/05.

CORRS CHAMBERS WESTGARTH. (LB 19)
ATTN: COMPANY CLERKS
Level 3 Bourke Place
600 Bourke Street
MELBOURNE VIC 3000

Remove this top section if desired before framing



Certificate of Registration on Change of Name

This is to certify that

FOSTER'S BREWING GROUP LIMITED

Australian Company Number 007 620 886

did on the second day of July 2001 change its name to

FOSTER'S GROUP LIMITED

Australian Company Number 007 620 886

The company is a public company.

The company is limited by shares.

The company is taken to be registered as a company under the Corporations Law of South Australia.


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2006
WASH. D.C.
192
SECTION

Issued by the
Australian Securities and Investments Commission
on this second day of July, 2001.

CERTIFICATE



U.S. Securities and Exchange Commission

FOSTERS BREWING GROUP LTD /FI (0000824811)

State location: C3 | State of Inc.: **C3** | Fiscal Year End: 0630


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2006
WASH. DC
SEC

To limit filing results, enter form type or date (as 2002/05/23).

Form Type

Prior to

Ownership? ◉ Include ○ Exclude ○ Only

Retrieve Filings

Business Address
77 SOUTHBANK BLVD
SOUTHBANK, VICTORIA
AUSTRALIA 3006 C3
0396332000

Mailing Address
G.P.O. BOX 753F
MELBOURNE, VICTORIA 3001
AUSTRALIA C3

File Number: **082-01711**

Key to Descriptions

[Paper] Paper filings are available by film number from the SEC Public Reference Room.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 80

Form	Formats	Description	Filing Date	File Number
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05012679**	2005-11-18	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05012525**	2005-11-15	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05012370**	2005-11-07	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05012300**	2005-11-04	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011989**	2005-10-25	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05012043**	2005-10-24	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011640**	2005-10-03	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011530**	2005-09-26	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011502**	2005-09-26	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011457**	2005-09-23	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011281**	2005-09-16	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011212**	2005-09-15	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011198**	2005-09-13	082-01711
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011187**	2005-09-12	082-01711


FOSTER'S
GROUP

12 December 2005

Brian Healey retires from Foster's Board

Foster's Group Limited (Foster's) today announced the retirement of Mr Brian Healey from the Foster's Board, effective 1 January 2006.

"Brian Healey has helped steer Foster's through the most dynamic period in its history," Foster's Chairman, Mr Frank Swan, said today. "His consumer goods and wine industry knowledge has played a major role in shaping the global multi-beverage business Foster's has become today. On behalf of shareholders I would like to warmly thank Brian for his 12 years of service."

Mr Healey joined Foster's in 1993 after an international career in consumer goods. He was Chairman of Mildara Blass prior to its acquisition by Foster's. After 12 years of service, Mr Healey has tendered his resignation in accordance with the Foster's Board Charter.

An external selection process is underway to find a suitable replacement to join the Foster's Board.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

